

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2014

Via E-mail
George S. Rapp
Chief Financial Officer
Shore Bancshares, Inc.
28969 Information Lane
Easton, Maryland 21601

    Re: Shore Bancshares, Inc.
             Form 10-K for the fiscal year ended December 31, 2013
             Filed March 20, 2014
             File No. 000-22345

Dear Mr. Rapp:

    We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Amit Pande

                    Amit Pande
                    Accounting Branch Chief